January 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	FB Financial Corporation Registration Statement on Form S-4 (File Number 333-235728) Request for Acceleration of Effectiveness

	Requested Date:	Thursday, January 9, 2020
	Requested Time:	4:00 p.m., Eastern time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of FB Financial Corporation (the “Company”), hereby respectfully requests that the United States Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-235728) (the “Registration Statement”) so that the Registration Statement will become effective at 4:00 p.m., Eastern time, on Thursday, January 9, 2020 or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective by the Commission, please orally confirm such declaration with Wes Scott of Waller Lansden Dortch & Davis LLP, counsel to the Company, at (901) 288-1655.

FB Financial Corporation

By:	/s/ Beth Sims
Name:	Beth Sims
Title:	General Counsel and Corporate Secretary